中策集團有限公司
China Strategic Holdings Limited

Address 地址：
8/F Paul Y. Centre, 51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong.
香港九龍觀塘鴻圖道51號保華企業中心8樓
Tel 電話：(852) 23729130 Fax 傳真：(852) 25376591

~~香港花園道一號中銀大廈52樓~~
52/F., Bank of China Tower,
1 Garden Road, Hong Kong.
Tel 電話: (852) 2514 0300
~~Fax 傳真: (852) 2537 6591~~

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

SUPPL

3rd April, 2002

Re: China Strategic Holdings Limited – File No. 82-3596

SEC MAIL PROCESSING
RECEIVED
APR 04 2002
366
WASH. D.C. SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02028288

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 14th March, 2002 in relation to the proposed rights issue; and
2. Announcement dated 19th March, 2002 in relation to the announcement of annual results of Australia Net.Com Limited, a 57.26% owned subsidiary of the Company, for the year ended 31st December, 2001.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny

Jenny Chan
Secretary

Encl.

JC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

File No. 82-3596

Hong Kong iMail Wednesday, March 20, 2002

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT OF RESULTS OF AUSTRALIA NET.COM LIMITED FOR THE YEAR ENDED 31ST DECEMBER, 2001

Australia Net.Com Limited ("ANC"), a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its audited consolidated results for the year ended 31st December, 2001. The audited financial statements of ANC is set out below.

The Board of Directors (the "Board") of China Strategic Holdings Limited ("CSH") announces that the audited consolidated results of Australia Net.Com Limited ("ANC") for the year ended 31st December, 2001 which has been announced by ANC on 19th March, 2002, in Australia. ANC, a company incorporated in Australia, is an approximately 57.26% owned subsidiary of CSH and its shares are listed on the Australian Stock Exchange.

Results

The audited consolidated results of ANC and its subsidiaries for the year ended 31st December, 2001 are as follows:

	Year ended 31st December, 2001 A$'000	2000 A$'000
Turnover	881	3,222
Operating (loss) profit	(11,179)	1,191
Taxation	(291)	(114)
(Loss) profit after taxation	(11,470)	1,077
Minority interest	–	–
(Loss) profit attributable to shareholders	(11,470)	1,077
Accumulated losses brought forward	(1,534)	(2,611)
Accumulated losses carried forward	(13,004)	(1,534)
Basic (losses) earnings per share	(24.9) cents	2.18 cents

Diluted (losses) earnings per share is not materially different from basic (losses) earnings per share and therefore is not disclosed.

Balance Sheet Highlights

The audited consolidated balance sheet of ANC and its subsidiaries shows the followings:

	Year ended 31st December, 2001 A$'000	2000 A$'000
Current assets	21,538	26,009
Non current assets	2,709	9,391
Total assets	24,247	35,400
Current liabilities	(189)	(175)
Non current liabilities	–	(656)
Net assets	24,058	34,569
Share capital	31,184	31,184
Reserves and accumulated losses	(7,126)	3,385
	24,058	34,569

By Order of the Board
Lien Kait Long
Director

Hong Kong, 19th March, 2002

File No. 82-3596

NOTICES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. (Page 1)

HANNY VISIONS AHEAD

Hanny Holdings Limited

(Incorporated in Bermuda with limited liability)

POSSIBLE DISCLOSEABLE TRANSACTION AND APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER

China Strategic Holdings Limited

(Incorporated in Hong Kong with limited liability)

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 921,957,884 RIGHTS SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE, PAYABLE IN FULL ON ACCEPTANCE (IN THE PROPORTION OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE HELD) WITH BONUS ISSUE OF WARRANTS

PAUL Y. ITC

Paul Y. - ITC Construction Holdings Limited

(Incorporated in Bermuda with limited liability)

POSSIBLE DISCLOSEABLE TRANSACTION AND APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER

JOINT ANNOUNCEMENT

The Company proposes to raise about HK$138.3 million, before expenses, by issuing not less than 921,957,884 new Shares by way of the Rights Issue with the Bonus Issue at a price of HK$0.15 per Rights Share. The Company will provisionally allot two Rights Shares for every one existing Share held by the Qualifying Shareholders on the Record Date with Bonus Warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up. The Substantial Shareholders have undertaken to subscribe for the Excluded Rights Shares and have underwritten the Rights Issue, other than the Excluded Rights Shares in full.

The Rights Issue will not be available to Overseas Shareholders.

The Company intends to use the proceeds of the Rights Issue of about HK$138.3 million, before expenses, as follows:

(i) HK$50,000,000 will be used for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport under a Cooperative Development Agreement entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town;

(ii) HK$20,000,000 will be used as an unsecured loan to China Land Group Limited a subsidiary of the Company on normal commercial terms for renovation, repair and maintenance work for Plaza Canton Hotel owned by China Land Group Limited. The Company will ensure that the loan will be advanced in compliance with the Listing Rules;

(iii) HK$30,000,000 will be used for Tung Fong Hung Investment Limited, a wholly-owned subsidiary of the Company, in the area of Chinese medicine, western pharmaceuticals and health food; and

(iv) the remaining balance of about HK$38,300,000 will be used as additional working capital.

The Rights Issue is subject to the conditions set out below under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is conditional upon, among other things: (i) the Executive granting the Whitewash Waiver to the Substantial Shareholders; (ii) the approval by the Independent Shareholders at the EGM of the Rights Issue with the Bonus Issue and the Whitewash Waiver; and (iii) the obligations of the Substantial Shareholders under their respective Underwriting Agreements becoming unconditional and not being terminated in accordance with the terms thereof, including provisions regarding force majeure referred to below in the section "Underwriting Arrangements".

If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

The Substantial Shareholders and their respective associates and parties acting in concert with them will abstain from voting on the resolutions to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver at the EGM. As at the date of this announcement, the Substantial Shareholders together with parties acting in concert with any of them in aggregate hold 160,880,000 Shares, representing approximately 34.9% of the Company's existing issued share capital. The Substantial Shareholders have irrevocably undertaken to the Company that the Shares beneficially owned by them will remain registered in their names from the date of this announcement to the Record Date.

Each of the Substantial Shareholders has also undertaken to subscribe for their provisional entitlements in full, amounting in aggregate to 321,760,000 Rights Shares, and each has agreed to underwrite the balance of the Rights Shares in equal shares, amounting to not less than 600,197,884 Rights Shares, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements. An underwriting commission of 1% will be payable by the Company to each of the Substantial Shareholders.

In the event that the Substantial Shareholders are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the Substantial Shareholders' aggregate interest in the share capital of the Company as enlarged by the Rights Issue would be increased to approximately 78.3%, assuming no Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the Substantial Shareholders' underwriting commitment may trigger a mandatory general offer by the Substantial Shareholders and the parties acting in concert with them, for all the Shares other than those already owned by the Substantial Shareholders and the parties acting in concert with them. A Whitewash Waiver application will be made by the Substantial Shareholders and the parties acting in concert with them to the Executive.

It is the intention of the Substantial Shareholders and parties acting in concert with them to maintain the listing of the Company after the Rights Issue. Accordingly, the Company, the Substantial Shareholders and their respective directors have jointly and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. The Substantial Shareholders currently have no intention to change the composition of the board of the Company after the completion of the Rights Issue. The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following the completion, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

An independent board committee of the Company will be appointed to advise the Independent Shareholders on the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver.

If Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited take up more than 149,218,884 Rights Shares and 195,962,148 Rights Shares respectively pursuant to the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement respectively, this will constitute a discloseable transaction for each of them under Chapter 14 of the Listing Rules. Circulars containing details of such disclosure will be sent to the shareholders of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively.

public float requirement of the Listing Rules. The substantial Shareholders currently have no intention to change the composition of the board of the Company after the completion of the Rights Issue. The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following the completion, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

An independent board committee of the Company will be appointed to advise the Independent Shareholders on the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver.

If Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited take up more than 149,218,884 Rights Shares and 195,962,148 Rights Shares respectively pursuant to the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement respectively, this will constitute a discloseable transaction for each of them under Chapter 14 of the Listing Rules. Circulars containing details of such disclosure will be sent to the shareholders of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively.

An independent financial adviser, Platinum Securities Company Limited, has been appointed to advise such independent board committee on the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver. A circular containing details of the Rights Issue with the Bonus Issue, a letter from the independent board committee of the Company, a letter from the independent financial adviser to such committee and a notice convening the EGM to consider, among other matters, the Rights Issue with the Bonus Issue and the Whitewash Waiver, will be sent to Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 2:30 p.m. on 8 March 2002 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 10:00 a.m. on 15 March 2002.

Trading in the securities of Paul Y. - ITC Construction Holdings Limited on the Stock Exchange was suspended at the request of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 12 March 2002. Application has been made by Paul Y. - ITC Construction Holdings Limited for the resumption of trading in the securities of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 15 March 2002.

RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	two Rights Shares for every one existing Share held on the Record Date at a subscription price of HK$0.15 per Rights Share with Bonus Warrants of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up
Number of existing Shares in issue:	460,978,942 Shares as at the date of this announcement
Number of Rights Shares:	not less than 921,957,884 Rights Shares
Amount of Bonus Warrants:	units of subscription rights with initial subscription price of HK$0.17 each in the amount of not less than HK$47,019,852

The 921,957,884 nil-paid Rights Shares proposed to be provisionally allotted represent 200% of the existing issued share capital of the Company and approximately 66.7% of the Company's issued share capital as enlarged by the issue of the Rights Shares.

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which will be issued and allotted on or before the Record Date, being any Shares which will be issued and allotted to holders of Share Options pursuant to an exercise of the subscription rights attaching to the Share Options. As at the date of this announcement, the Company has 376,750 Share Options outstanding and exercisable before the Record Date by the directors and employees of the Group to subscribe for Shares at prices ranging from HK$3.44 to HK$6.06 per Share, subject to adjustments. If all the subscription rights attaching to the Share Options are duly exercised and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Shares will be increased by 376,750 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased by 753,500 Rights Shares. The Substantial Shareholders have agreed to underwrite in equal shares all the Rights Shares which will be provisionally allotted under the Rights Issue other than the Excluded Rights Shares.

Qualifying Shareholders

The Company will send the Prospectus Documents to Qualifying Shareholders only and for information only, the Prospectus to the Overseas Shareholders.

To qualify for the Rights Issue, a Shareholder must:

1. be registered as a member of the Company at the close of business on the Record Date; and
2. have an address in Hong Kong as his/her address on the register of members of the Company at the close of business on the Record Date.

In order to be registered as a member on the Record Date, Shareholders must lodge any transfers of Shares, with the relevant share certificates, with the Company's share registrar by 4:00 p.m. on 22 April 2002.

The Company's share registrar is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. The register of members of the Company will be closed from 23 April 2002 to 29 April 2002, both dates inclusive. No transfer of Shares will be registered during this period.

Subscription price of Rights Shares

The subscription price for the Rights Shares is HK$0.15 per Rights Share, payable in full when a Qualifying Shareholder accepts his/her provisional allotments under the Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares subscribes for the Rights Shares. Such subscription price represents a discount of approximately 61.5% to the closing price of HK$0.39 per Share quoted on the Stock Exchange at 12:30 p.m. on Friday, 8 March 2002, being the last trading day before the release of this announcement; a discount of approximately 62.5% to the average closing price of HK$0.40 per Share quoted on the Stock Exchange for the 10 trading days up to and including 8 March 2002, being the last trading day before the release of this announcement; and a discount of approximately 75.4% of the net asset value of HK$0.61 per Share as at 30 June 2001, being the date to which the latest interim report of the Group was made up.

Basis of provisional allotments

Two Rights Shares in nil-paid form, for every one existing Share held by the Qualifying Shareholders as at the close of business on the Record Date.

Status of the Rights Shares

When allotted and fully paid, the Rights Shares will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares in their fully-paid form.

Nil-paid Rights Shares are expected to be traded in board lots of 2,500 Shares. Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Overseas Shareholders

The Prospectus Documents will not be registered under the securities legislation of any jurisdictions other than Hong Kong. The Company will send the Prospectus to Overseas Shareholders for their information only and will not send them any provisional allotment letters or forms of application for excess Rights Shares. However, Overseas Shareholders are *entitled to vote at the EGM.*

If a premium net of expenses can be obtained, the Company will sell the provisional allotment of Rights Shares which would otherwise have been allotted to Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of the sale of the Overseas Shareholders' nil-paid Rights Shares, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual sale proceeds of less than HK$100 *for its own benefit.*

Fractional entitlements

As the basis of the Rights Issue is two Rights Shares for every one Share held on the Record Date, there will be no fractional entitlement to the Rights Shares.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of Overseas Shareholders and any *nil-paid* Rights Shares provisionally allotted but not accepted.

Application for excess Rights Shares may be made by completing the form of application for excess Rights Shares and a separate remittance for the excess Rights Shares. The Directors will allocate the excess Rights Shares at their discretion on a fair and equitable basis.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first registered holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up under the Rights Issue. The issue of Bonus Warrants will be subject to the approval of the Independent Shareholders at the EGM and the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Subscription Price of Bonus Warrants

The initial subscription price of Bonus Warrants of HK$0.17 per Share represents a discount of approximately 56.4% to the closing price of HK$0.39 per Share as quoted on the Stock Exchange at 12:30 p.m. on Friday, 8 March 2002, being the last trading day pending the release of *this announcement and a discount of approximately 57.5% to the average* closing price per Share of approximately HK$0.40 for the ten trading days up to and including 8 March 2002, being the last trading day pending the release of this announcement. The discount of the initial subscription price of the Bonus Warrants to the closing price of the Shares is in line with the discount of the subscription price of the Rights Issue. The Directors consider that the initial subscription price of the Bonus Warrants gives an attractive opportunity to the Qualifying *Shareholders who take up the* Rights Shares to participate in the future growth of the Group.

Subscription Period of Bonus Warrants

The subscription period is expected to be from the date on which the listing of the Bonus Warrants commences on the Stock Exchange to 30 June 2003, both dates inclusive.

Board Lot of Bonus Warrants

The board lot for trading in the Bonus Warrants is proposed to be 25,000 units of subscription rights. However, depending on the entitlement to and acceptance of Rights Shares by those entitled, odd lots of Bonus Warrants may be issued. There is no arrangement for the trading of odd lots of the Bonus Warrants.

Amount of Bonus Warrants

On the basis of not less than 921,957,884 Rights Shares to be issued under the Rights Issue, Bonus Warrants with subscription rights in units of HK$0.17 each in the amount of not less than HK$47,019,852 will be issued. The exercise in full of the subscription rights attaching to the Bonus Warrants will result in the issue of not less than 276,587,365 Shares and represents approximately 20% of the issued share capital of the Company as enlarged by the Rights Issue and 16.7% of the issued share capital of the Company as enlarged by the Rights Issue and upon the issue of 276,587,365 Shares by the exercise of the subscription rights attaching to the Bonus Warrants. The Bonus Warrants will be issued in *registered form and will be traded on the Stock Exchange.*

Fractional entitlements to Bonus Warrants will not be issued but will be aggregated and sold for the benefit of the Company. No Bonus Warrants will be issued to Overseas Shareholders.

Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares and Bonus Warrants are expected to be posted to the subscribers who have been allotted the relevant Rights Shares on or about 27 May 2002 at their own risk.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the Shares, which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

NOTICES

(Page 2)

UNDERWRITING ARRANGEMENTS

Underwriting Agreements

Date:	14 March 2002
Parties to the Calisan Underwriting Agreement:	The Company and Calisan
Parties to the Well Orient Underwriting Agreement:	The Company and Well Orient
Number of Rights Shares underwritten by Calisan:	One of every two Rights Shares less any Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of Shares in issue on the Record Date
Number of Rights Shares underwritten by Well Orient:	One of every two Rights Shares less any Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of Shares in issue on the Record Date
Commission payable to Calisan:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Calisan
Commission payable to Well Orient:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Well Orient

Each of the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement is a connected transaction for the Company which is exempted from shareholders approval requirements pursuant to Rule 14.24(6)(c) of the Listing Rules.

As at the date of this announcement, the Substantial Shareholders together with parties acting in concert with any of them currently hold 160,880,000 Shares, representing 34.9% of the Company's existing issued share capital.

Each of the Substantial Shareholders has irrevocably undertaken to the Company that the Shares beneficially owned by them will remain registered in their names from the date of this announcement to the Record Date. Each of the Substantial Shareholders has also undertaken to subscribe for their provisional entitlements in full, amounting in aggregate to 321,760,000 Rights Shares, and has each agreed to underwrite the balance of the Rights Shares, amounting to not less than 600,197,884 Rights Shares in aggregate depending on the number of Shares in issue on the Record Date, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements.

In the event that the Substantial Shareholders are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the Substantial Shareholders' aggregate holding in the issued share capital of the Company as enlarged by the Rights Issue would be increased to approximately 78.3% assuming no Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the Substantial Shareholders' underwriting commitment will trigger a mandatory general offer by the Substantial Shareholders and parties acting in concert with them, for all the Shares other than those already owned by the Substantial Shareholders or parties acting in concert with them. Application will be made by the Substantial Shareholders and parties acting in concert with them to the Executive for the Whitewash Waiver pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, inter alia, the approval of the Independent Shareholders taken on a poll at the EGM.

The obligations of each of Well Orient and Calisan under their respective Underwriting Agreements, and completion thereof are several and are not conditional upon each other.

The Substantial Shareholders and parties acting in concert with them have not acquired any voting rights in the Company and have not dealt in any Shares in the six months prior to the date of this announcement.

Shareholding Structure

Assume no Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing Number of Shares held	%	After Rights Issue and assuming the Substantial Shareholders take up all underwritten Rights Shares Number of Shares held	%
Well Orient or its nominees	Hanny Holdings Limited	80,440,000	17.45	541,418,942	39.15
Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.45	541,418,942	39.15
Sub total		160,880,000	34.90	1,082,837,884	78.30
Employee		[illegible]	[illegible]	[illegible]	[illegible]

5. **the Company shall, after any matter or event has occurred or come to the attention of the Substantial Shareholders as a result of which any representation or warranty would be untrue or inaccurate in any respect, fail promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as either Calisan or Well Orient may reasonably request for the purpose of preventing the creation of a false market in the securities of the Company.**

If either the Calisan Underwriting Agreement or Well Orient Underwriting Agreement is terminated, one or more of the conditions of the Rights Issue as set out below will not be fulfilled and the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, among other matters, the followings:

1. the Company registering all relevant documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
2. the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Rights Shares in their nil-paid and fully-paid forms, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants;
3. the granting of the Whitewash Waiver by the Executive;
4. the passing of the ordinary resolutions by Independent Shareholders at the EGM taken on a poll to approve: (i) the Rights Issue with the issue of the Bonus Warrants; (ii) the issue of Shares pursuant to the exercise of subscription rights attaching to the Bonus Warrants; and (iii) the Whitewash Waiver;
5. the posting of the Prospectus Documents to Qualifying Shareholders; and
6. the obligations of each of Calisan and Well Orient under their respective Underwriting Agreements becoming unconditional and the Underwriting Agreements not being terminated in accordance with the terms thereof. If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

If any of the above conditions is not satisfied, the Rights Issue will not proceed. None of the parties to the Underwriting Agreements will waive condition No. 3.

Application will also be made to the Executive for the Whitewash Waiver from the obligation of the Substantial Shareholders and the parties acting in concert with them to make a mandatory general offer for the Shares as a result of the Rights Issue and any Rights Shares which are to be subscribed by the Substantial Shareholders pursuant to their respective Underwriting Agreements. The Whitewash Waiver, if granted by the Executive, would be subject to the approval by the Independent Shareholders taken on a poll at the EGM.

EXPECTED TIMETABLE

The following is the expected timetable for the Rights Issue:

	2002
Despatch of circular to Shareholders on or about	4 April
Last day of dealing of Shares on a cum-rights basis	18 April
First day of dealing of Shares on an ex-rights basis	19 April
Latest time for Shareholders to lodge transfer of Shares in order to qualify for the Rights Issue	4:00 p.m. on 22 April
Register of members closed	23 April to 29 April
Latest time for lodging proxy forms	10:00 a.m. 27 April
EGM	10:00 a.m. 29 April
Record Date	29 April
Register of members re-open	30 April
Prospectus Documents to be despatched	2 May
First day of dealing in nil-paid Rights Shares	6 May
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on 10 May
Last day of dealing in nil-paid Rights Shares	15 May
Latest time for payment and acceptance of Rights Shares	4:00 p.m. on 21 May
Each of the Underwriting Agreements becomes unconditional	4:00 p.m. on 23 May
Publication of announcement of results of Rights Issue and any excess application on newspapers	24 May
Despatch of refund cheques for wholly or partially unsuccessful applications for excess Rights Shares	27 May
Despatch of certificates for fully-paid Rights Shares and Bonus Warrants	27 May

Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.45	541,418,942	39.15
Sub total		160,880,000	34.90	1,082,837,884	78.30
Employee		632	0.00	632	0.00
Public		300,098,310	65.10	300,098,310	21.70
Total		460,978,942	100.00	1,382,936,826	100.00

Assume all outstanding Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing Number of Shares held	%	After Rights Issue and assuming the Substantial Shareholders take up all underwritten Rights Shares Number of Shares held	%
Well Orient or its nominees	Hanny Holdings Limited	80,440,000	17.44	541,795,692	39.15
Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.44	541,795,692	39.15
Sub total		160,880,000	34.88	1,083,591,384	78.30
Employee		632	0.00	632	0.00
Public		300,475,060	65.12	300,475,060	21.70
Total		461,355,692	100.00	1,384,067,076	100.00

If the aggregate shareholding of the Substantial Shareholders after completion of the Rights Issue is in the range of 30% to 50% of the enlarged issued share capital of the Company, they will be subject to the 2% creeper as set out in the Takeovers Code. If the aggregate shareholding of the Substantial Shareholders after the completion of the Rights Issue exceeds 50% of the enlarged issued share capital of the Company, the Substantial Shareholders can acquire further Shares without triggering a mandatory general offer.

It is the intention of the Substantial Shareholders and parties acting in concert with them to maintain the listing of the Company after the Rights Issue. Accordingly, the Company, the Substantial Shareholders and their respective directors have jointly and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. The Substantial Shareholders currently have no intention to change the composition of the board of the Company after completion of the Rights Issue.

The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following completion of the Rights Issue, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

Termination of the Underwriting Agreements

Each of Calisan and Well Orient may terminate their respective Underwriting Agreements at any time prior to 4:00 p.m. on 23 May 2002 (being the second business day following the last day for acceptance of provisional allotments) if:

1. **the occurrence of the following events would in the reasonable opinion of either Calisan or Well Orient materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or otherwise makes it inexpedient or inadvisable for the Company or either Calisan or Well Orient to proceed with the Rights Issue:**
   - (a) **the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever;**
   - (b) **the occurrence of any local, national or international event or change of political, military, financial, economic, currency;**
   - (c) **the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities;**
2. **any change occurs in the circumstances of any member of the Group which would materially and adversely affect the prospects of the Group as a whole;**
3. **the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under either of the Underwriting Agreements;**
4. **either Calisan or Well Orient shall receive notification or shall otherwise become aware of, the fact that any of the representations or warranties contained in either of the Underwriting Agreements was, when given, untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreements and either Calisan or Well Orient shall in their reasonable opinion determine that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or**

Publication of announcement of results of Rights Issue and Bonus Issue application on newspapers	24 May
Despatch of refund cheques for wholly or partially unsuccessful applications for excess Rights Shares	27 May
Despatch of certificates for fully-paid Rights Shares and Bonus Warrants	27 May
Commencement of dealings of fully-paid Rights Shares and Bonus Warrants	10:00 a.m. on 29 May

USE OF PROCEEDS OF THE RIGHTS ISSUE

The Company itself is an *investment holding company. The Group is principally engaged in tire manufacturing,* manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructuring projects.

The Company intends to use the proceeds of the Rights Issue of about HK$138.3 million, before expenses as follows:

- (i) HK$50,000,000 will be used for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport under a Cooperative Development Agreement entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town;
- (ii) HK$20,000,000 will be used as an unsecured loan to China Land Group Limited, a wholly-owned subsidiary of the Company, on normal commercial terms for renovation, repair and maintenance work for Plaza Canton Hotel owned by China Land Group Limited, a subsidiary of the Company. The Company will ensure that the loan will be advanced in compliance with the Listing Rules;
- (iii) HK$30,000,000 will be used for Tung Fong Hung Investment Limited, a wholly-owned subsidiary of the Company, in the area of Chinese medicine, western pharmaceuticals and health food; and
- (iv) the remaining balance of about HK$38,300,000 will be used as additional working capital.

ADJUSTMENTS IN RELATION TO EXERCISE PRICE OF THE SHARE OPTIONS

Pursuant to the share option scheme of the Company, the Company has outstanding Share Options to subscribe for up to an aggregate of 376,750 Shares, at subscription prices from HK$3.44 to HK$6.06 per Share, both the number of Shares and subscription prices are subject to adjustments. The issuance of the Rights Shares will cause an adjustment to each of the subscription prices and the number of Shares to be issued under the Share Options.

As to the adjustments *to the number of Shares to be issued and the subscription prices in respect of Share Options, the* Company will instruct its auditors to review and certify the basis of such adjustments as soon as practicable. Details of the adjusted subscription prices will be announced as soon as practicable.

POSSIBLE DISCLOSEABLE TRANSACTIONS

Hanny Holdings Limited is principally engaged in the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R and CD-RW) and the distribution and marketing of computer *accessories and* storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. Hanny Holdings Limited also made strategic investments in information technology, Internet, Internet-related businesses and other businesses.

Paul Y. - ITC Construction Holdings Limited and its subsidiaries are mainly engaged in construction, property development and investment, manufacturing and trading of construction materials, *hotel operations and catering as well as strategic* investment in contracting businesses including contract mining, contract drilling, engineering, infrastructure services, power services, telecommunication services and rail services, installation and maintenance of elevators and escalators, and provision of specialised business and management solution.

If Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited take up more than 149,218,884 Rights Shares and 195,962,148 Rights Shares respectively pursuant to the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement respectively, this will constitute a discloseable transaction for each of them under Chapter 14 of the Listing Rules. Circulars containing details of such disclosure will be sent to the shareholders of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively.

INCREASES IN THE PRICE AND TRADING VOLUME OF THE SHARES OF PAUL Y. - ITC *CONSTRUCTION HOLDINGS LIMITED*

This statement is made at the request of the Stock Exchange.

The board of directors of Paul Y. - ITC Construction Holdings Limited have noted the increases in the price and trading volume of the shares of Paul Y. - ITC Construction Holdings Limited on 11 March 2002 and wish to state that the board of directors of Paul Y. - ITC Construction Holdings Limited are not aware of any reasons for such increase. Until late afternoon on 11 March 2002, Paul Y. - ITC Construction Holdings Limited confirmed with all the directors *that there is a* possible discloseable transaction as disclosed herein.

The board of directors of Paul Y. - ITC Construction Holdings Limited confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the board of directors of Paul Y. - ITC Construction Holdings Limited aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of Paul Y. - ITC Construction Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

GENERAL

Among the Directors, Dr. Chan Kwok Keung, Charles, Ms. Chau Mei Wah, Rosanna and Mr. Allan Yap, who were nominated and appointed by the Substantial Shareholders after their acquisition of the stake in the Company on 11 October 2000, are considered to be parties acting in concert with the Substantial Shareholders.

The Substantial Shareholders and the parties acting in concert with them will abstain from voting on the resolutions approving the Rights Issue with the Bonus Issue and the Whitewash Waiver at the EGM. All Independent Shareholders are entitled to vote at the EGM. An independent board committee comprising the independent non-executive Directors will be appointed to advise the Independent Shareholders on the terms of the Rights Issue, the Bonus Issue and the Whitewash Waiver. An independent financial adviser, Platinum Securities Company Limited, has been appointed to advise the independent board committee on the terms of the Rights Issue, the Bonus Issue and the Whitewash Waiver.

The Substantial Shareholders and parties acting in concert with them have not acquired any voting rights in the Company and have not dealt in any Shares in the six months prior to the date of this announcement.

The Company is expected to send a circular containing details of the Rights Issue, the Bonus Issue and the Whitewash Waiver, a letter from the independent board committee of the Company, a letter from the independent financial adviser, Platinum Securities Company Limited, to such committee, and a notice convening the EGM to consider, amongst other matters, the Rights Issue with the Bonus Issue and the Whitewash Waiver, to Shareholders as soon as practicable.

The net profit before and after taxation and minority interest of the Company shown on the audited consolidated income statement was HK$1,093,641,000 and HK$1,047,596,000 respectively for the financial year ended 31 December 1999 and the net loss before and after taxation and minority interest of the Company shown on the audited consolidated income statement was HK$812,883,000 and HK$730,682,000 respectively for the financial year ended 31 December 2000. The net asset value of the Company shown on the audited consolidated balance sheet for the financial year ended 31 December 1999 was HK$3,376,475,000 and the net asset value of the Company shown on the audited consolidated balance sheet for the financial year ended 31 December 2000 was HK$2,849,854,000.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 2:30 p.m. on 8 March 2002 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 10:00 a.m. on 15 March 2002.

Trading in the securities of Paul Y. - ITC Construction Holdings Limited on the Stock Exchange was temporarily suspended at the request of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 12 March 2002. Application has been made by Paul Y. - ITC Construction Holdings Limited for the resumption of trading in the securities of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 15 March 2002.

WARNING OF THE RISKS OF DEALINGS IN SHARES AND RIGHTS SHARES

Existing Shares are expected to be dealt in on an ex-rights basis from 19 April 2002 onwards. The Rights Shares are expected to be dealt in their nil-paid form from 6 May 2002 to 15 May 2002, both dates inclusive. If either Calisan or Well Orient terminates their respective Underwriting Agreement, and/or the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Shareholders and potential investors should be aware that the Rights Issue may or may not proceed and they should exercise extreme caution when dealing in the Shares and the nil-paid Rights Shares.

DEFINITIONS

"associate"	shall have the meaning ascribed thereto under the Listing Rules
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every ten Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of HK$0.17 each in the amount of not less than HK$47,019,852 which entitle the holder thereof to subscribe for Shares at an initial subscription price of HK$0.17 per Share, subject to adjustment, exercisable from the first day of dealing in the Bonus Warrants on the Stock Exchange to 30 June 2003, both dates inclusive
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. - ITC Construction Holdings Limited, the securities of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 42.2% of issued share capital of Paul Y. - ITC Construction Holdings Limited
"Calisan Underwriting Agreement"	agreement dated 14 March 2002 entered into between the Company and Calisan in relation to the Rights Issue
"Cooperative Development Agreement"	agreement dated 18 August 2001 entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town for joint development of a land which is adjacent to the eastern side of Beijing Capital Airport
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver
"Excluded Rights Shares"	the 321,760,000 Rights Shares that the Substantial Shareholders are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	Shareholders other than the Substantial Shareholders, their respective associates (as defined in the Listing Rules), and parties acting in concert with them and those who are involved in or interested in the underwriting of the Rights Issue under the Underwriting Agreements
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Qualifying Shareholders"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	4:00 p.m. (Hong Kong time) on the record date for the determination of the entitlements for the provisional allotment of the nil paid Rights Share under the Rights Issue
"Rights Issue"	the rights issue of two Rights Shares for every existing one Share held
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"Share Options(s)"	option(s) to subscribe for Share(s) granted by the Company under its share option scheme adopted on 20 July 1992
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholders"	Well Orient and Calisan
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreements"	the Calisan Underwriting Agreement and the Well Orient Underwriting Agreement
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny Holdings Limited, the securities of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 27.73% of the issued share capital of Hanny Holdings Limited
"Well Orient Underwriting Agreement"	agreement dated 14 March 2002 entered into between the Company and Well Orient in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to the Notes on the dispensations from Rule 26 of the Takeovers Code in respect of the obligations of the Substantial Shareholders and parties acting in concert with any of them to make a mandatory general offer for all the Shares not already owned by the Substantial Shareholders or parties acting in concert with any of them which would otherwise arise as a result of the Substantial Shareholders subscribing for the Rights Shares under the terms of the Underwriting Agreements

By Order of the Board	By Order of the Board	By Order of the Board
HANNY HOLDINGS LIMITED	**CHINA STRATEGIC HOLDINGS LIMITED**	**PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED**
Chan Kwok Keung, Charles	**Lien Kait Long**	**Chau Mei Wah, Rosanna**
Chairman	*Director*	*Director*

Hong Kong, 14 March 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the Substantial Shareholders, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited) and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of Hanny Holdings Limited jointly and severally accept full responsibility for the accuracy of the information so far as it relates to Well Orient and Hanny Holdings Limited contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement so far as it relates to Well Orient and Hanny Holdings Limited in this announcement misleading.

The directors of Paul Y. - ITC Construction Holdings Limited jointly and severally accept full responsibility for the accuracy of the information so far as it relates to Calisan and Paul Y. - ITC Construction Holdings Limited contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement so far as it relates to Calisan and Paul Y. - ITC Construction Holdings Limited contained in this announcement misleading.